Mail Stop 3561

April 15, 2008

Curtis W. Stoelting
Chief Executive Officer
RC2 Corporation
1111 West 22nd Street, Suite 320
Oakbrook, IL 60523

> **Re:** **RC2 Corporation**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **DEF 14A filed on April 2, 2008**
> **File No. 0-22635**

Dear Mr. Stoelting:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 20

1. Please identify and discuss any known trends that are affecting or are reasonably likely to occur and affect your results of operations. For example, the technology and video game industry is growing while the toy industry shows signs of declining. Some industry analysts suggest video games have allowed children to outgrow their interest in toys at earlier ages thus shortening their interest in traditional toys. Reference is made to Regulation S-K Item 303 and the Commission's 2003 interpretative release on MD&A disclosure, Release No. 33-8350.

Net Sales, page 25

2. We note your presentation of non-GAAP financial measures here and on page 27. Tell us what consideration you gave to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and to including the following disclosures:

   - the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
   - the economic substance behind management's decision to use such a measure;
   - the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
   - the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
   - the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

   In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K to demonstrate the usefulness of your non-GAAP financial measures. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad. Additionally, it is unclear why certain excluded items should not be considered in assessing your performance as several appear to be recurring and or related to trends that currently exist for the toy industry as a whole. Please remove or articulate how such charges will not continue. Please show us how your disclosures will be revised.

Liquidity and Capital Resources, page 28

3. Please revise future filings to analyze the underlying reasons for changes in your operating activities and to better explain the variability, rather than merely reciting the information seen on the face of your cash flow statement. Refer to Section IV of our Release No. 33-8350.

Item 9A. Controls and Procedures, page 35

4. You state that your officers concluded that your disclosure controls and procedures were effective "in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in reports that the Company files with or submits to the Commission." In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were also effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to us that your conclusions regarding effectiveness would not change had these statements been included in this filing.

Consolidated Statements of Cash Flows, page F-7

5. We note you have labeled cash flows related to your restructuring activities as "discontinued." Specifically the line-items for the write-off of tooling related to discontinued automotive collectibles and the proceeds from the sale of discontinued operations line items.   We believe your intent was not to label or account for these activities as discontinued operations, but rather for them to be considered as restructuring activities in accordance with SFAS 146 based on your disclosure on page 24. If our understanding is correct and the activities are restructuring activities, please advise and revise in future filings to clearly describe and distinguish activities as restructuring or discontinued operations as appropriate.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-12

6. We note from your disclosure on page 21 that 15.6% of your net sales in 2007 were direct sales to customers from China. Please explain whether you take ownership of such inventory and whether you experience general inventory risk associated with these products. Explain whether you recognize revenue related to these products gross versus net. Reference is made EITF 99-19.

Advertising, page F-12

7. Please clarify why you have only expensed a portion of your advertising cost. In your response include the period in which you intend to amortize the deferred portion.

Schedule 14A

Item 11. Executive Compensation, page 13

Components of Executive Compensation, page 16

8. We note that Ms. Taylor, Ms. Lo and Mr. Kilrea received a 30-37% raise in their base salaries in 2008 but the other named executive officers received a 5.9% raise. Please expand your disclosure to explain the reasons for the differences in the increase in base salary for your executive officers.

9. Please revise your disclosure to tell us how you arrived at a bonus pool in the amount of 15.6% of the final Capital Adjusted EBITDA. Also, explain whether you adjust this amount annually and how you go about doing so.

Potential Payments Upon Termination or Change of Control, page 29

10. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decision regarding other compensation elements.

<u>Transactions with Related Persons, page 35</u>

    11. Please file the agreements that you describe in this section as exhibits or tell us why you do not believe this is necessary.

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Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3340 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director